Exhibit 99.1

Polyrizon Announces Pricing of $4.2 Million Initial Public Offering and Listing on the Nasdaq Capital Market Under New Ticker “PLRZ”

Raanana, Israel, Oct. 28, 2024 (GLOBE NEWSWIRE) -- Polyrizon Ltd. (the “Company” or “PLRZ”), a development stage biotech company specializing in the development of innovative medical device hydrogels, today announced the pricing of its underwritten initial public offering of 958,903 units at a combined public offering price of $4.38 per unit, with each unit each consisting of one ordinary share and three warrants to purchase one ordinary share per warrant, with an initial exercise price of $4.38 per share. Aggregate gross proceeds are expected to be $4.2 million, prior to deducting underwriting discounts and offering expenses.

In addition, PLRZ has granted Aegis Capital Corp. (“Aegis”) a 45-day option to purchase up to 143,835 additional units, equal to 15% of the number of ordinary shares sold in the offering solely to cover over-allotments, if any. If Aegis exercises the option in full, the total gross proceeds of the offering including the overallotment are expected to be approximately $4.82 million before deducting underwriting discounts and commissions and offering expenses. The offering is expected to close on or about October 30, 2024, subject to customary closing conditions.

PLRZ plans to use net proceeds from the offering to fund preclinical and clinical development of its product candidates, other research and development, repayment of certain outstanding debt, working capital and general corporate purposes and possible future acquisitions.

PLRZ also announced that, in connection with the offering, its ordinary shares been approved for listing and are expected to begin trading on the Nasdaq Capital Market under the symbol “PLRZ” on October 29, 2024.

Aegis Capital Corp. is acting as the sole book-running manager for the offering. Greenberg Traurig is acting as counsel to the Company. Sichenzia Ross Ference Carmel LLP is acting as counsel to Aegis.

A registration statement on Form F-1 (No. 333-266745) relating to the securities being sold in this offering was declared effective by the Securities and Exchange Commission (the “SEC”) on October 28, 2024. The offering is being made only by means of a prospectus. Copies of the final prospectus may be obtained, when available, on the SEC’s website, www.sec.gov, or by contacting Aegis Capital Corp., Attention: Syndicate Department, 1345 Avenue of the Americas, 27th floor, New York, NY 10105, by email at syndicate@aegiscap.com, or by telephone at (212) 813-1010.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Polyrizon

We are a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Our proprietary Capture and Contain TM, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. We are further developing certain aspects of our C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. We refer to our additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target ™, or T&T.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Polyrizon intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Exchange Act. These forward-looking statements can be about future events, including the expected gross proceeds from the initial public offering, the expected date for the Company’s ordinary shares to begin trading on the Nasdaq Capital Market, the expected timing of the closing of the offering, the possible exercise of the over-allotment option and the use of proceeds and statements regarding Polyrizon’s intentions, objectives, plans, expectations, assumptions and beliefs about future events, including Polyrizon’s expectations with respect to the financial and operating performance of its business, its capital position, and future growth. The words “anticipate”, “believe”, “expect”, “project”, “predict”, “will”, “forecast”, “estimate”, “likely”, “intend”, “outlook”, “should”, “could”, “may”, “target”, “plan” and other similar expressions can generally be used to identify forward-looking statements. Any forward-looking statements in this press release are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s preliminary prospectus (Registration No. 333-266745), filed with the SEC on October 2, 2024. All forward-looking statements contained in this press release speak only as of the date on which they were made. Polyrizon undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.

Contacts:

Tomer Izraeli,

Chief Executive Officer

tomer@polyrizon-biotech.com